

DIVISION OF
CORPORATION FINANCE

November 5, 2007

Via Facsimile and U.S. Mail

Ambassador Welile Nhalpo
Embassy of the Republic of South Africa
3051 Massachusetts Avenue, N.W.
Washington, D.C. 20008

Re: Republic of South Africa
        Registration statement under Schedule B
        Filed September 26, 2007
        File 333-146334

Dear Ambassador Nhalpo:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Documents by Reference, page 3

1.   Please include the Commission file numbers of the documents that you are incorporating by reference.

Description of Debt Securities

United States Taxation, page 7

2.   As any material U.S. tax consequences should be discussed in this section, please revise to remove the word "certain" from the first sentence.

Further Information, page 16

3.   Please revise to include the Commission's current address, 100 F Street N.W., Washington D.C. 200549.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,

Michael Coco
Special Counsel

Cc via facsimile :

Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903 9100